Exhibit 99.3

marineharvest

Q1 | 2014

FIRST QUARTER
MARINE HARVEST GROUP

- Record high prices and profits, partially off-set by higher production cost
- Agreement to divest farming activity in the UK for GBP 122.5 million
- Partial refinancing through EUR 375 million convertible bond
- Quarterly dividend of NOK 5.00 per share

Harvest volume
(GW) tons
80 035
79 438
80 921
103 378
92 243
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

Operational EBIT
NOK million
482
901
793
1 034
1 090
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14

Operational EBIT
NOK per kg
Norway
Scotland
Canada
Chile
12.82
12.66
19.10
6.73

Q1|2014

HIGHLIGHTS – FIRST QUARTER 2014

●	Record high salmon prices for a first quarter.
●	High harvest volume of 92 243 tons compared to 80 035 in the first quarter of 2013.
●	Operational EBIT of NOK 1 090 million compared to NOK 482 million in the first quarter of 2013, the highest quarterly operating EBIT ever achieved.
●
The cost per kg for harvested fish increased significantly for salmon of Norwegian origin due to increased feed and sea lice mitigation costs combined with harvesting from sites with poor performance, and exceptional mortality costs.

●	Morpol and VAP Europe sustained losses in the first quarter due to the high raw material prices. End product prices have continuously been increased.
●	Capex amounted to NOK 402 million, including NOK 99 million invested in the feed factory.
●	Earnings per share (EPS) of NOK 1.87 and underlying EPS of NOK 1.80 in the quarter.
●	ROCE of 21.5%.
●
Supported by the strong operating results, the recent successful agreement to divest UK farming assets, a strong forward market and a solid financial position, the Board has resolved to propose a first quarter dividend of NOK 5 per share to the Annual General Meeting (AGM).

●	No escape incidents in the first quarter.
●	Decision to clean all relevant fish oil used in Marine Harvest fish feed for environmental pollutants.
●	The first two Marine Harvest farms ASC certified in February 2014 and the Group’s first ASC certified products sold in Aldi stores in Germany.

1)
Excluding change in unrealised gains/losses from salmon derivatives, net fair value adjustment of biomass, onerous contracts provisions, results from associated companies, restructuring costs, write-downs of fixed assets/intangibles and other non-operational items.

2)	Underlying EPS: Operational EBIT adjusted for accrued payable interest, with estimated weighted tax rate.
3)	Net cash flow per share: Cash flow from operations and investments, net financial items paid and realised currency effects
4)
ROCE: Annualised return on average capital employed based on EBIT excluding fair value adjustment of biomass, onerous contracts provisions and other non-operational items /Average NIBD + Equity, excluding fair value adjustment of biomass, onerous contracts provisions and net assets held for sale, unless there are material transactions in the period.

5)	Operational EBIT per kg including allocated margin from Sales and Marketing (from own salmon).

Q1|2014

PROFIT - FINANCIAL RESULTS IN THE QUARTER

The Group’s profit hinge on its ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

(Figures in parenthesis refer to the same quarter in 2013.)

Operational EBIT amounted to NOK 1 090 million in the quarter (NOK 482 million). The contribution from Farming was NOK 1 090 million (NOK 502 million). The increase is due to the significant increase in salmon prices. Sales and Marketing contributed with NOK 85 million (NOK 46 million) from Markets, NOK -25 million (NOK -18 million) from VAP Europe and NOK -38 million from Morpol.

Operational EBIT in the period was affected by exceptional items in the amount of NOK 76 million, which primarily relates to sea lice mitigation of NOK 62 million. Refer to Note 6 to the interim financial statements for further details.

Earnings before financial items (EBIT) were NOK 986 million (NOK 1 168 million).

Financial items

Total change in fair value of the conversion liability component of the convertible bond, included in other financial items, amounted to NOK 111 million in the quarter (NOK - 35 million).

Cash flow and NIBD

Cash flow from operations amounted to NOK 1 211 million (NOK 351 million), due to improved profitability driven by the high prices.

Q1|2014

Change in net working capital of NOK -2 million (NOK -296 million) was negatively impacted by record high prices and exceptionally good growth in sea in the first quarter. This led to higher harvest volumes, receivables, and biomass inventory than expected. As a result of seasonality, the net working capital is expected to fall in the second quarter.

Net Capex was NOK 375 million (NOK 411 million), including investments in MH Fish Feed of NOK 99 million, and in MH Norway of NOK 124 million.

Dividend of NOK 510 million, adjusted for withholding taxes, was distributed in the quarter.

GUIDING PRINCIPLE	AMBITION	2014 ACHIEVEMENT
Profitability	ROCE of at least 12% over a cycle (4-5 years)	Q1: 21.5%
Solidity	NIBD/Equity ratio below 50%	NIBD/Equity ratio of 45.8%

Q1|2014

PROFIT - OPERATIONAL PERFORMANCE AND ANALYTICAL DATA

1) MH Group adjusted for eliminations.

Marine Harvest follows the overall value creation of the operations based on the salmon’s source of origin. For this reason Operational EBIT related to own salmon in MH Markets, MH VAP Europe and Morpol is allocated back to country of origin.

The table below and upcoming performance review provide information along this line.

Other units reported Operational EBIT of NOK - 21 million in the quarter (NOK - 49 million), including a loss of NOK 0.4 million from Sterling White Halibut (NOK - 2 million). The currency effects of foreign currency contract sales towards NOK is recognized as income/cost of NOK 42 million in Marine Harvest ASA and Marine Harvest Norway respectively.

NOK million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	MH Group
	SOURCES OF ORIGIN							
OPERATIONAL EBIT								
MH FARMING	720	107	112	103	4	42		1 090
MH SALES AND MARKETING								
MH Markets	32	28	10	17	0	1	-3	85
MH VAP Europe	- 13	- 4	0	0	0	0	- 8	- 25
Morpol	- 33	1	0	0	0	0	- 6	- 38
SUBTOTAL	**706**	**133**	**122**	**119**	**4**	**44**	**- 16**	**1 111**
Other entities [2]							-21	- 21
TOTAL	**706**	**133**	**122**	**119**	**4**	**44**	**- 37**	**1 090**
Harvest volume (gutted weight tons , salmon)	55 107	10 468	6 368	17 741	476	2 084		92 243
Operational EBIT per kg (NOK) [3]	12.82	12.66	19.10	6.73	8.70	20.98		12.05
- of which MH Markets	0.58	2.67	1.51	0.95	-0.14	0.61		0.92
- of which MH VAP Europe	-0.24	-0.35	0.00	-0.01	-0.47	0.00		-0.27
- of which Morpol	-0.59	0.07	0.00	0.00	0.00	0.00		-0.41
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	94%	93%	99%	103%		101%		95%
Contract coverage (%) [5]	40%	64%	0%	29%	96%	0%		37%
Quality - superior share (%)	91%	95%	76%	84%	90%	97%		89%
Exceptional items (NOK million) [5]	-75	0	0	-1	0	0		-76
Exceptional items per kg (NOK) [5]	-1.36	0.00	0.00	-0.08	0.00	0.00		-0.83
GUIDANCE								
Q2 2014 harvest volume (gutted weight tons)	68 000	15 000	7 000	15 000	1 000	3 000		109 000
2014 harvest volume (gutted weight tons)	264 000	49 500	29 000	59 500	6 000	9 000		417 000
Q2 2014 contract share (%)	33%	46%	0%	17%	0%	0%		31%

[1] Operational EBIT arising from non salmon species and 3rd party salmon not allocated to source of origin
[2] Sterling White Halibut, Headquarter and Holding companies
[3] Excluding Sterling White Halibut, Headquarter and Holding companies
[4] MH Markets' price achievement to third party, MH VAP Europe and Morpol
[5] Exceptional items impacting operational EBIT

Q1|2014

MARKET OVERVIEW

Industry
Global harvest volumes of Atlantic Salmon amounted to 451 000  tons in the first quarter, an increase of 4% compared to same quarter of 2013.

Volumes from Norway increased by 2% compared to first quarter of 2013. A stronger growth from Norway is expected during the rest of 2014.

Volumes from Chile surprised on the upside and grew by 20% compared to the first quarter of 2013. Although Chile continued to deliver a substantial growth in the first quarter, growth is expected to diminish in 2014 as the industry rebuild seems to be coming to an end. The biological situation in the region remains very concerning.

Scotland grew by 5% in the quarter whereas North America declined by 27%. The decline in North America was mainly impacted by planned reductions resulting from previous biological issues. The remaining regions experienced small changes in absolute volumes compared to the same quarter of 2013.

Global demand for Atlantic salmon continued to be very strong. Global prices increased sharply compared to the same quarter of last year based on an increase in global consumption of 4%. Due to currency factors, European customers experienced a much lower price increase in EUR compared to the movement in NOK.

US demand proved strong in the quarter. However, prices for Chilean salmon increased to a lesser extent than Canadian. The volume sensitivity in the US for Chilean salmon led to a significant build-up of frozen inventory in the quarter.

Consumption in the EU was relatively flat despite a 2% growth in European volumes. This was partly driven by an increased export to the US and Asia from Europe. The US consumption increased by 6% compared to the first quarter of 2013. As for the previous quarter, consumption in Russia was somewhat down. This seems to be partly driven by consumer price sensitivity.

The Brazilian market continued to be strong and grew by 31%. The Asian markets also proved strong in the quarter, particularly China and Japan.

Source: Kontali

Q1|2014

Marine Harvest

Geographic market presence
Total salmon revenues in the first quarter were distributed as indicated in the graph. Europe is by far the largest market for Marine Harvest’s salmon with 69% of the total (61%).

Sales by product
The Group’s main product is Atlantic salmon. The sales revenue distribution across products was as follows in the first quarter:

The main product, fresh whole salmon, represented 51% (54%) of total sales revenues, while smoked and value added salmon products (fresh and frozen total) accounted for 40% (33%). The product mix has changed compared to 2013 as the share of smoked products has increased from 6% to 11% due to Morpol.

In the first quarter Marine Harvest continued its effort to introduce new and further develop existing brands. At the Boston Seafood show “Rebel Fish” was introduced to customers. “Rebel Fish” is a ready-to-prepare new line of fresh, skinless salmon that comes paired with culinary-inspired seasoning rubs. “Rebel Fish” is intended for preparation in the microwave oven. The product is expected to be launched in retail stores in the US in the second half of 2014. At the same event, we introduced Morpol’s Admiral’s Brand, one of many efforts to cross-sell our extended product portfolio across markets. We have also re-launched our Sterling salmon brand for salmon of Canadian origin. This is a product that was launched a few decades ago and it has a good standing in the business to business market. Our target customers are upscale restaurants in search of a premium salmon product. In Europe, we have introduced the brand Olav’s in Spain with good response. Olav’s is a series of fresh pre-packed salmon with a separate pack of marinade. Olav’s products are also in the process of being launched in Holland, Belgium and France.

With our first salmon farms certified against the ASC standard we have also introduced our first ASC product in Aldi stores in Germany. This introduction is an integrated effort between Morpol and Marine Harvest Norway.

Price achievement
Strong demand contributed to record high prices for a first quarter. The overall price achievement compared to the reference price was negatively impacted by high contract shares at prices below the spot level. The contract share based on harvested volume for the group was 37% in the quarter. The quality of harvested fish remained good with a superior share of 89% overall. The price achievement in the spot market was good with the exception of salmon of Norwegian origin, where a challenging size mix had a negative effect on the achieved spot price.

Q1|2014

 * Price achievement to the five farming units, Norway, Scotland, Canada, Chile and Faroes.

The combined global price achieved was 5% below the reference price in the period compared to 3% below the reference price in 2013 due to a less favourable contract portfolio. The contract shares ranged from 0% for Canadian salmon to 64% for Scottish salmon.

The average price achievement is measured vs reference prices in all markets (NOS for Norwegian and Faroese salmon, derived NOS (NOS + NOK 3.58 in the quarter) for Scottish salmon, and Urner Barry for Canadian and Chilean salmon). The ambition over time is to exceed the relevant reference price in all markets. The price achievement in the period was above the reference price for salmon of Chilean and Faroese origin. The price achievement for salmon of Norwegian and Scottish origin was negatively impacted by high contract shares at prices below the reference price.

Q1|2014

PROFIT - OPERATIONAL PERFORMANCE

Salmon of Norwegian origin

Operational EBIT per kg
Operational EBIT in the first quarter amounted to NOK 706 million (NOK 397 million), which was NOK 12.82 per kg (NOK 8.39). The profitability in the four Norwegian regions shows variation, with Region West reporting the best result.

The increase in margin was a result of higher prices. Compared to 2013, costs per kg have increased significantly. There are several reasons for this including higher feed and lice mitigation costs, harvesting of small fish and exceptional mortality.

Price and volume development
The reference price for Salmon of Norwegian origin remained record high in the quarter, despite the increase in supply of approximately 3%. The average reference price in the quarter was NOK 46.56 per kg which is the highest ever recorded for a first quarter. The volume available for harvest was significantly higher than anticipated in the period due to favorable sea water temperatures resulting in accelerated growth. Marine Harvest had a contract share of 40% for salmon of Norwegian origin in the first quarter (28%). The overall price achieved was 6% below the reference price. The price achievement in the spot market was lower than normal due to an unfavourable size mix (big and small fish). The high contract share in a market with high spot prices negatively influenced the price achievement compared to the same period in 2013. The superior share was 91% in the period, compared to 84% in the first quarter of 2013.

High seawater temperatures during the winter of 2013/2014 have resulted in significant increases in production and harvest volumes compared to 2013 when the seawater temperature was lower than normal. Harvested volume in the first quarter thus ended at 55 107 tons gutted weight, compared to 47 302 tons gutted weight in the first quarter of 2013.

 Costs and operations
The cost of harvested fish increased by 12% compared to the first quarter of 2013. The cost of feed per kg harvested was 6% higher than for fish harvested in the corresponding period in 2013 due to higher price per kg feed and higher feed conversion ratio. Harvesting of small fish due to fallowing requirements, AGD and lice mitigation costs further affected the cost of fish harvested in the period. Costs in Norway are expected to be lower for the remainder of the year.

Q1|2014

As in previous periods, sea lice mitigation costs have been high for the harvested generation. The estimated exceptional cost related to sea lice mitigation amounted to NOK 62 million in the first quarter (MNOK 30 million).  Year to date exceptional sea lice mitigation costs are NOK 1.12 per kg harvested (NOK 0.64). Despite all efforts put in to reduce the lice load, both non-medicinal (cleanerfish etc) and medicinal, Marine Harvest expects the cost to remain high in 2014.

Non-seawater costs in the quarter were higher than in the same period in 2013, due to higher wellboat and primary processing costs and exceptional mortality costs. Exceptional mortality was recorded at several sites in the period, with the main cause of mortality being treatment losses in connection with lice treatment. A total exceptional cost of NOK 13 million was recognised in the period. Losses from exceptional mortality in the first quarter of 2013 amounted to NOK 2 million.

There has been no exceptional mortality related to Amoebic Gill Disease (AGD) in 2013 or 2014, although an outbreak was confirmed in region South in the end of September and treatment was undertaken. The development is causing concern. The health team and seawater production department are prepared to take immediate action if problems should arise.

The Board recognizes the efforts made by the Norwegian team under challenging conditions. The Board is concerned about the biological issues facing salmon of Norwegian origin, and maintains its’ view that an introduction of an average MAB could increase the biological challenges. The Board also believes that there is room for improvement in the operational efficiency in Norway based on the variation in performance between regions.

Salmon of Norwegian origin by region

Region South
•	Good Operational EBIT per kg harvested despite increased cost of harvested salmon due to AGD mitigation efforts
•	High lice mitigation costs in the quarter
•	Good sea water growth – seawater temperatures above normal
•	First sites certified against the Aquaculture Stewardship Council salmon standard

Region West
•	The best performing region for Operational EBIT per kg in the first quarter due to good biological performance
•	Treatment losses resulting in exceptional mortality in the period
•	Very good growth conditions - seawater temperatures above normal

Region Mid
•	Poor Operational EBIT per kg due to biological challenges in prior months and increased health costs contributing to high cost of harvested biomass
•	Harvesting out small fish with a negative effect on cost per kg

Q1|2014

•	Non sea water costs high due to high wellboat costs as a result of quarantine regulations in Trønderlag and external processing due to temporary closure of processing plant
•	Biological concerns with regards to resistance to lice treatments in some areas
•	Good sea water growth – seawater temperatures above normal

Region North
•
Poor Operational EBIT per kg due to challenges related to outbreaks of infectious salmon anaemia (ISA) and ordered harvest in an area of muliti-resistant lice to comply with area fallowing. Extraordinary mortality recorded in the quarter

•	Harvesting out small fish with negative effect on cost per kg (ISA and lice).
•	Unfavourable size mix (small and big fish) reducing price achievement
•	Normal sea water growth – seawater temperatures above normal

Q1|2014

Salmon of Scottish origin

Operational EBIT per kg
Operational EBIT for salmon of Scottish origin amounted to NOK 133 million in the first quarter (NOK 75 million), which was NOK 12.66 per kg (NOK 7.87). The increased margin compared to 2013 is a result of higher prices, combined with higher harvest volume.

Price and volume development
Spot prices were significantly higher in the first quarter of 2014 than in the same period last year. The spot price achievement was above the reference price, but the high contract share of 64% negatively affected the overall price achievement. The superior share was 95% which is high and also slightly above the first quarter of 2013 (94%). As a result of the above, the overall price achievement was slightly better when compared to 2013 and ended 7% below the reference level in the quarter (9% below last year).

The first quarter harvest volume was above the corresponding period in 2013 with 10 468 tons gutted weight (9 568 tons). The 2013 harvest was low due to stocking effects and early harvest due to AGD in the third quarter of 2012.

Costs and operations
Biological costs for fish harvested in the period increased by 8% compared to the first quarter of 2013 due to higher feed and sea lice mitigation costs. The feed cost per kg harvested salmon increased by 12% compared to 2013 despite the improvements achieved in the feed conversion ratio, due to the increasing feed raw material prices throughout 2013. The cost of medication has increased due to preventive AGD treatments and lice mitigation costs. Other seawater costs were largely unchanged compared to last year.

Non-seawater costs have increased compared to the first quarter of 2013, due to increased well boat and other costs as a result a changed operational set up, including Meridian farms.

There are no sites facing health challenges in Scotland at present.  The health team and seawater production department are prepared to take immediate action if AGD problems should arise at other sites.

On March 27, 2014, Marine Harvest announced an agreement to divest the farming and processing activities on the Shetland and Orkney Islands in addition to some mainland freshwater assets to Cooke Aquaculture Inc at a price above the recognized value. The divestment is subject to approval by the EU.

The Board remains very pleased with the development of Marine Harvest Scotland, both financially and operationally.

Salmon of Canadian origin

Operational EBIT per kg
Operational EBIT amounted to NOK 122 million in the first quarter (NOK 81 million), which was NOK 19.10 per kg (NOK 6.63). In per kg terms, this is the highest value ever achieved for salmon of Canadian origin as our Canadian salmon continues to deliver strong results through a combination of exceptionally high prices, reduced claims and the spot position of sales.

Price and volume development
The prices for fresh whole Canadian salmon started the quarter at an all-time high level, but trended downwards in the period due to increased supply of salmon of Chilean origin. At its peak the price was above USD 4 per lb gutted weight (Urner Barry 10-12 lb), but due to supply increase from Chile, combined with a demand side affected by cold weather in the US (reducing consumer’s ability and willingness to leave home for shopping and dining), the price decreased during the quarter. The reference price was approximately 50% higher in the first quarter of 2014 compared to the first quarter of 2013. Good demand and limited availability of salmon of Canadian origin in the American spot market is the main driver for the observed spot price increase.

The price achievement in the first quarter was 1% below the reference price due to a low superior share. There were no contracts for salmon of Canadian origin in the first quarter of 2014 compared to 3% in the first quarter of 2013.  The superior share was 76% in the first quarter of 2014 (83%). The reasons for downgrading were mainly wounds and predator bites. The first and fourth quarters represent the predator season in Canada, and despite the introduction of double nets at the most exposed sites, some predator effects were experienced in the first quarter.

Marine Harvest Canada only harvested 6 368 tons gutted weight in the first quarter (12 232 tons) due to reduced smolt stocking in 2012 and a decision to delay harvest to increase the harvest weight.

Costs and operations
Low dissolved oxygen levels in the ocean during the fourth quarter of 2013 resulted in reduced feeding and thus slow growth. This affected the biomass cost per kg for fish harvested in the first quarter. In addition to the dissolved oxygen effect, the increased feed prices in 2013 hit the cost per kg for harvested biomass in the quarter. As a result, the cost of biomass harvested in the first quarter was 14% higher than in the corresponding period in 2013.

Canadian salmon also encountered significant negative scale effects in non-seawater costs in the period. The planned reduction in harvest volume will continue to influence the full cost per kg negatively in 2014. The reduction in harvest volume is a result of the decision to reduce the smolt output in 2012.

No exceptional mortality was recognised in the first quarter of 2014 and 2013.

Q1|2014

The Board is pleased to see continued good results in the Canadian operation and congratulates the Canadian team with the record level EBIT per kg.

Q1|2014

Salmon of Chilean origin

Operational EBIT per kg
Operational EBIT for salmon of Chilean origin amounted to NOK 119 million in the period (NOK -52 million) which was NOK 6.73 per kg (NOK -6.27). The farming operations achieved an operational EBIT of NOK 103 million in the quarter, while the allocated profit from the sales and smoked operations was NOK 16 million.

Price and volume development
The Urner Barry price for Chilean salmon was strong in the beginning of the quarter, but due to the significant increase in the supply, it decreased to a level close to the last seven year average towards the end of the period. A similar trend was seen in the Brazilian market in the period. The price achieved was 3% above the reference price in the period as good spot price achievement in the Brazilian and US markets mitigated the negative effects of contracts. The contract contribution was negative in the first quarter, but it was less negative than in the corresponding period in 2013. The contract share was 29%, compared to 39% in the first quarter of 2013. The superior share was 84% in the period (82%). The reasons for downgrading were low color due to fish reaching maturation, gaping and melanin spots.

Marine Harvest Chile harvested 17 741 tons gutted weight in the first quarter (8 259 tons). The volume increase is a result of increased smolt stocking, delayed harvest from the fourth quarter of 2013 and good seawater growth.

Looking at the harvest volumes from Aquabench, there is an indication of increasing frozen stocks in Chile at present. This was also the case for Marine Harvest Chile.

The volume effect is negative despite higher volume in the first quarter of 2014 than in the firs quarter of 2013, due to negative margin on sales in 2013.

Costs and operations
The biological development remains a concern. The sea lice load at the end of the quarter was higher than at the corresponding time in 2013. The cost of harvested biomass has been reduced by 5% compared to the first quarter of 2013 as improvements in the feed conversion ratio has mitigated the effect of increasing feed prices, while good seawater growth has contributed to reduced other seawater cost per kg. The only biomass cost component that has increased compared to 2013 is the sea lice mitigation costs as the increased sea lice load has resulted in cost increases.

Q1|2014

The significant increase in volume has contributed to lower non-seawater cost per kg (scale effects) compared to the first quarter of 2013.  In the first quarter, the full cost per kg for a head on gutted salmon packed in a standard box was approximately USD 4.70.

Exceptional mortality in the amount of NOK 1 million was recognized in the quarter due to SRS. In the first quarter of 2013 exceptional mortality in the amount of NOK 3 million was recognized.

The Board appreciates the efforts made to drive best practice, and recognizes the achievements in reducing the feed conversion ratio and improve growth.   The Board remains very concerned about the general development of the Chilean industry and monitors the situation closely.

Q1|2014

Salmon of Irish origin

Salmon of Irish origin achieved an operational EBIT of NOK 4 million in the first quarter (NOK 18 million). Operational EBIT per kg harvested in the period was NOK 8.70 (NOK 12.26). The operational EBIT was positively affected by insurance compensation of NOK 9 million related to biological issues in 2013.

Achieved prices were slightly above last year. Harvest volume was 476 tons gutted weight (1 456 tons). Marine Harvest Ireland did not harvest fish in January and half of February in order to grow the fish.

Operationally, the first quarter was challenging due to a number of storms, which affected the feeding of fish and thereby reduced the seawater growth. There was no exceptional mortality recognized in the first quarter of 2013 and 2014, although AGD remains present and PD remains a factor for monitoring.

The Board recognizes the efforts made by the Irish team under challenging conditions.

Salmon of Faroese origin

Salmon of Faroese origin achieved an operational EBIT of NOK 44 million in the first quarter (NOK 13 million). In per kg terms, the Faroese operations delivered an Operational EBIT of NOK 20.98, through a combination of favourable prices and the spot position of sales (NOK 11.00).

Harvest volume in the first quarter was 2 084 tons gutted weight (1 218 tons).

The cost of harvested fish was in line with the cost level in 2013 as increased feed and sea lice mitigation costs have been mitigated by increased volume. The cost per kg harvested salmon will increase in the second quarter due to harvest from a more expensive generation.

The Board congratulates the Faroese operation with continuous good results.

Q1|2014

MH VAP Europe

Please note that the operational EBIT for salmon in MH VAP Europe also is included in the results per country of origin.

Operational EBIT
Operational EBIT for VAP Europe ended at NOK -25 million in the period (NOK -18 million). The margin contribution from salmon (mainly salmon of Norwegian and Scottish origin) was NOK -17 million, while the contribution from other species and third party salmon was NOK - 8 million in the first quarter. The operational EBIT margin in VAP in the period was -2.2% (-2.0%).

Prices and volume
Marine Harvest VAP Europe’s operating revenues were NOK 1 135 million in the first quarter (NOK 905 million).

The average price achieved in EUR was 6% higher than in the corresponding period in 2013. Total volume sold in the first quarter was 14 049 tons product weight (13 538 tons). The salmon sales volume has increased compared to 2013 and the salmon share of total volume was 62% in the first quarter of 2014 (58%) mainly due to inclusion of Morpol UK.

In France, we see a reduction in salmon consumption due to the high price of salmon, but we have been able to compensate for lost sales of salmon in the conventional retail channel through increased sales to hard discount stores and food service, and increased sales of non-salmon products (e.g. cod).

Excluding the French conventional retail market, we believe the retail market will be stable going forward. In France the shift from conventional retail stores toward hard discount as the main outlet for salmon products is expected to continue. We continue to strengthen category management to grow sales. Our branding efforts continue. Our brand Olav’s has been well received in Spain and a plan to launch these products in Holland, France and Belgium is in progress.

Costs
The strong increase in raw material prices continue to affect performance, as price increases for end products still only partially compensated for the increased raw material cost in all categories (fresh, frozen and smoked products).

Good salmon raw material coverage for contract sales had a positive effect on margins in the period. We are starting to see efficiency improvement in production in the restructured operations. The full effect will materialize in the third quarter.

Sales of frozen products were profit making in the first quarter as restructuring effects took effect. Our frozen products also benefited from contract coverage of raw materials. Fresh and Smoked sales remained lossmaking in the quarter.

Other issues

Q1|2014

The plan to restructure the European VAP operations where the ambition is to optimize the capacity usage and to concentrate production in fewer, but larger entities is progressing.  After the restructuring the number of units in VAP Europe will be reduced from  13 to eight. Two units were closed in 2013, while one was sold in January and our fresh operations in Rennes closed in March. The remaining entity will be closed during the second quarter. We therefore expect that our VAP operations from the beginning of the third quarter will have a new, streamlined cost base.

The Board remains confident that the restructuring of VAP will show results in the second half of 2014.

Q1|2014

Morpol

Please note that the operational EBIT for salmon in Morpol Processing also is included in the results per country of origin.

Operational EBIT
Operational EBIT for Morpol ended at NOK -38 million in the period. The margin contribution from own salmon (mainly salmon of Norwegian origin) was NOK -32 million, while the contribution from third party salmon and other species was NOK -6 million in the first quarter. The operational EBIT margin in Morpol in the period was -3.7%. Morpol was not included in the Group’s figures in the first quarter of 2013.

Prices and volume
Morpol’s operating revenues were NOK 1 034 million in the first quarter. Total volume sold in the period was 11 358 tonnes product weight. The first quarter product mix was less favourable than in the fourth quarter of 2013 with increased sales of low margin products. End product prices have been increased for all main products during the quarter. The salmon share of total volume was 92% in the first quarter of 2014.

Excluding the French conventional retail market, we believe the retail market will remain stable going forward. In France the shift from conventional retail stores toward hard discount as the main outlet for salmon products is expected to continue. The German market for smoked products has been reduced due to the high salmon prices. It remains to be seen if this is a short or long term reduction.

We continue to strengthen category management to grow sales. Our branding efforts continue. Under the Boston Seafood Show we introduced our US customers to several Morpol products including the Admiral brand.

Through integrated effort between Morpol and Marine Harvest Norway we have also introduced our first ASC certified products in Aldi stores in Germany.

Costs
Morpol was significantly exposed to the spot price of salmon in the first quarter, as the products sold in the quarter were generally produced using raw materials purchased in the spot market. The average spot price increased by 12% in EUR (14% in NOK) compared to the fourth quarter of 2013 and margins were therefore affected. In addition, there was a higher than expected reduction in volume produced/sold compared to the fourth quarter of 2013, and delays in down-scaling our operations to adjust to the lower volumes resulted in high cost per kilogram produced in the quarter. Efforts to reduce costs and improve efficiency were put in place during the quarter and we experienced a significant improvement in these elements towards the end of the period.

The Board is confident that the Morpol acquisition remains an important step towards becoming a leading, integrated protein producer.

Q1|2014

PEOPLE – SAFE AND MEANINGFUL JOBS

Employee safety and employees’ self-respect and personal pride cannot be compromised if Marine Harvest is to succeed as a company with good relationships with the local communities.

Employee Health and Safety (not including Morpol)
In the first quarter, the Group recorded 48 LTIs for own employees. The increase from 2013 is 26, of which 19 LTIs relate to Morpol operations that were not included in 2013. Four of the incidents were in the high seriousness category, which is an increase of one from the first quarter of 2013. Measured in LTIs per million hours worked, the figure increased compared to the first quarter of 2013 and ended at 12.1. The increase is mainly driven by the inclusion of Morpol.

The absenteeism increased from 4.1% in the first quarter of 2013 to 5.7% in 2013. The increase is due to the inclusion of Morpol and an increase in VAP Europe.

Global SOX conference
As a consequence of the listing on the New York Stock Exchange on January 28, 2014, Marine Harvest is committed to be Sarbanes Oxley compliant in certain areas by the end of 2014. Section 404 of the SOX act requires that a company listed on the NYSE must have good internal control that is documented and tested. This will have implications for the Group, and a Group-wide project has been initiated to ensure that the necessary actions are taken in this regard, a global management conference was therefore hosted in the beginning of March to increase the understanding of SOX and its implications in our global operations. The project is on target.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2014 ACHIEVEMENT
Safe jobs	No lost time incidents (LTI)	LTIs per million hours worked increased to 12.1 due to a higher rate in Morpol than in the Group’s farming operations.
Healthy working environment	Sick leave < 4%	Sick leave of 5.7% in the quarter

Q1|2014

PRODUCT – TASTY AND HEALTHY SEAFOOD

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group’s customers. Through this, long-term financial solidity will be delivered.

Branding efforts continues
In the first quarter Marine Harvest continued its effort to introduce new and further develop existing brands. We introduced “Rebel Fish” and Morpol’s Admiral brand to the US retailers. We also re-launched our Sterling salmon brand for salmon of Canadian origin. In Europe we have introduced the brand “Olav’s” in Spain with good response. With our first salmon farms certified against the ASC standard we also introduced our first ASC product in Aldi stores in Germany.

Safe seafood – cleaning of all fish oils in our feed
Our own verification program as well as regular testing by food safety authorities show that the level of environmental pollutants in our products are below the limits set by the food safety authorities, and below the levels detected in most wild fatty fish. Even so, we have decided, as the first global salmon producer, to start cleaning all relevant fish oil used in feed for Marine Harvest salmon. We wish to remove any uncertainty the consumers may have related to how much salmon they can eat. This is an important step for us in our strategy to become an integrated protein producer with total control and top quality from feed to fork.

GUIDING PRINCIPLE - ISSUE	AMBITION	Q1 2014 ACHIEVEMENT
Food quality and safety	Supply seafood with valuable health benefits, preferred for its quality and documented safety	Health targets met
Product innovation	Marine Harvest wants to play an important role in the design and use of products to satisfy customer needs	Introduction of Rebel Fish, cross selling of the Admiral Brand and planning for expansion of Olav’s

Q1|2014

PLANET – SUSTAINABLE AND RESPONSIBLE DEVELOPMENT

All Marine Harvests operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. To maintain fish health, avoid escapes and minimize the environmental impact of the operations, the Group needs the best skilled people.

Escape prevention
Marine Harvest has a target of zero fish escapes and is constantly striving to prevent escapes and improve methods, equipment and procedures that can minimise or eliminate escapes. In the first quarter there were no escape incidents, despite severe weather conditions in several regions.

Fish health
Infectious Salmon Anaemia (ISA): ISA has re-emerged in the Chilean industry. In the first quarter of 2014 there was one new ISA confirmed site and one suspect site in the industry. The new confirmed site is in Region XI where Marine Harvest currently has no fish. At quarter end there were 33 HPRO positive in the Chilean industry, two of them being Marine Harvest sites. HPRO is the avirulant/non-pathogenic strain of the ISA virus without clinical symptoms.  Marine Harvest supports strict measures to immediately harvest out sites with ISA outbreaks.

In the first quarter we had two outbreak of ISA in Region North in Norway. The sites have been harvested out. We do not expect additional ISA outbreaks in the affected areas.

Pancreas Disease (PD): There were five sites diagnosed with PD in Norway in the quarter, compared to three in the first quarter of 2013. PD was not a major cause of reduced survival in the first quarter. There were no new sites diagnosed with PD in Scotland and Ireland in the period which was also the case in the first quarter of 2013.

Amoebic Gill Disease (AGD): High presence of a microscopic amoeba named Neoparamoeba perurans, caused Amoebic Gill Disease, elevated mortality and reduced performance in Scotland and Ireland in 2012. In 2013, the amoeba was also found in Norway. The presence of the amoeba increases with higher seawater temperatures and the first quarter is therefore not the most challenging in this regard. AGD was not a top five cause of mortality in any region in the first quarter and no exceptional mortality has been recognized in this regard in the quarter. The Group’s health team and seawater production departments are prepared to take immediate action if challenges should arise when the seawater temperature increases.

Lice management
Marine Harvest actively works to reduce the sea lice count in all farming units. With the exception of the Faroes and Canada, all farming regions reported higher levels of sea lice at the end of March 2014 than at the corresponding time in 2013. High seawater temperatures have contributed to the high lice levels. The lice level in Chile remains a concern due to the high number of treatments required per cycle to maintain the lice load at acceptable levels.  Marine Harvest Chile continues to work to promote good sea lice practices both internally and in cooperation with the industry and the authorities.

Extensive testing of non- medicinal tools for sea lice control
Global R&D and Technical are together with Marine Harvest Norway preparing for extensive commercial trials with non- medicinal tools for sea lice control for the coming season. Sea lice control remains a significant challenge for the industry. Better control measures and reduced dependency on medicines in controlling sea lice is a top priority for Marine Harvest. Through full scale testing of various concepts in all the four regions we will generate valuable experience and identify potential need for further developments towards viable alternatives to medicinal sea lice control.

Q1|2014

Medicine use
Marine Harvest focuses on preventing infectious diseases and limiting their spread. If fish get infected, they are treated with approved medicines. In the first quarter, the total use of antibiotics corresponded to 47 grams per ton biomass produced compared to 29 grams per ton in the first quarter of 2013, mainly due to increased use in Chile to treat for Rickettsia (SRS).

For further information regarding sustainability and biological risk management, reference is made to the 2013 Annual report.

GUIDING PRINCIPLE	AMBITION	Q1 2014 ACHIEVEMENT
Ensure sustainable wild-farmed interaction in the farming activity	Zero escapes	No escape incidents
Ensure healthy stocks minimising diseases and losses in the farming activities	Increase survival rates	Accumulated mortality (in numbers) was 2.21% which is a slight increase from the first quarter of 2013 due to higher mortality in Norway

Q1|2014

EVENTS DURING AND AFTER THE CLOSE OF THE QUARTER

Grieg Seafood
In the third quarter of 2013, we entered into forward contracts to purchase a 25.8% stake in Grieg Seafood. The acquisition was cleared by the Canadian competition authorities on March 3, 2014 and is currently awaiting final completion approval.

Sale of our activities on the Shetland and Orkney Islands
The EU approval of our acquisition of Morpol was subject to divestment of Morpol’s freshwater, seawater and processing activities on the Shetland and Orkney Islands. On March 27, 2014, Marine Harvest announced an agreement to divest these operations and some additional fresh water assets to Cooke Aquaculture Inc. The divestment is subject to approval by the EU.

Our first farms ASC certified
In 2013, we announced our commitment to be 100% ASC certified by 2020. The Aquaculture Stewardship Council (ASC) salmon standard is the most comprehensive environmental and social standard available for farmed fish. On February 7, 2014 the Group’s first farms were certified and ASC certified products are now sold in Aldi stores in Germany.

Legal proceedings in Chile
In Chile, we are engaged in arbitration proceedings against a former director of Marine Harvest Chile and Salmones Sur Austral S.A. over certain contractual benefits and obligations. Salmones Sur Austral S.A. has countersued Marine Harvest for breach of contract and indemnification of damages, which were valued at USD 42 million. In June 2013, we lost an arbitration case and were ordered to pay USD 12.3 million as indemnification for breach of contract.  The amount has been recognized in the 2013 financial statements. We are currently appealing that decision. On March 6, 2014, Salmones Sur Austral S.A. initiated collection procedures, asking for the payment of the USD 12.3 million awarded in the arbitration case. The court granted Salmones Sur Austral S.A.'s request to seize biomass owned by Marine Harvest Chile at two sites, Chequián and Peldehue. Marine Harvest has opposed the collection procedures and the seizure of the assets, alleging lack of jurisdiction of the court, and has also requested court authorization to release the fish for sale, on the condition that the proceeds from such sale be deposited in escrow. Permission to harvest the fish was granted on April 25. The proceeds from the sale will be deposited in an escrow account, up to an amount of USD 6.4 million per site.

No new licenses in Norway for Marine Harvest in the recent allocation rounds
In 2013 the Norwegian authorities announced that 45 new licenses would be issued (45 new licenses represents an increase of 4.7% compared to the total number of seawater licenses in Norway at year end 2013). Fifteen of the licenses were allocated in March 2014 to the prequalified applicants that offered the highest price. Marine Harvest was prequalified, but the prices we offered were not high enough. In addition, 20 licenses were allocated in April 2014. Marine Harvest Norway was not qualified to apply for the licenses in this group as the company does not have any operation in Troms and Finnmark. Morpol/Meridian was qualified, but was not allocated any of the licenses issued. It is assumed that the remaining 10 licenses will be allocated in May 2014.

Extension of syndicated borrowing facility
Marine Harvest has a EUR 775 million syndicated borrowing facility consisting of a term loan and two revolving credit facilities. The term loan had an original final maturity in January 2015, which also was the final maturity of the revolving credit facilities. The term-loan and revolving credit facilities have been extended until January 2016.

EUR 375 million convertible bond
On April 24, 2014, we issued a convertible bond with a principal amount of EUR 375 million. The bonds have an annual coupon of 0.875% payable semi-annually and a conversion premium of 35.0% over the reference price.  The reference price was set at EUR 8.7019. Unless a prior conversion occurs, the bond will mature in 2019. The conversion price is subject to standard adjustment mechanisms for convertible bonds.

The building of the feed plant in Bjugn nearing completion

Q1|2014

The building of the feed plant in Bjugn, Norway is nearing completion and everything is on schedule to commence full scale production from June/July 2014.

Proposed dividend of NOK 5 per share
Supported by the strong operating results, the recent agreement to divest UK farming assets, a strong forward market and a solid financial position, the Board has resolved to propose a first quarter dividend of NOK 5 per share to the Annual General Meeting (AGM). The AGM will be held May 22, 2014.

Q1|2014

OUTLOOK

The first quarter reference price in Norway reached the unprecedented level of NOK 46.6, which was 40% above the first quarter observations made over the last five years and 17% above the previous first quarter all-time high in 2011. The solid demand is expected to absorb the measurable supply coming to the market over the next quarters, as Fish Pool futures are currently being traded at NOK 41.6 for the second quarter and NOK 38.5 for the last three quarters of 2014. However seasonal price fluctuations should be expected.

The supply demand balance looks tight for the first half of 2014, while some more volume will come to the market in the second half and might put pressure on the prices. The expected volume increase tightens again in the first part of 2015.

The result for the first quarter was negatively impacted by high costs in Norway. The Board expect these costs to be lower for the remainder of the year.

Through its robust business model, Marine Harvest is well positioned for acquisitive and organic growth going forward. Several specific opportunities for growth are closely monitored and some actions are already taken, including the entry into forward contracts to purchase a 25.8% stake in Grieg Seafood. This purchase is currently awaiting final approval.

During 2013, considerable capital was re-invested to strengthen the pillars of Marine Harvest: Feed, Farming and Sales and Marketing. The Board expects the Bjugn feed plant to successfully commence production in July 2014 and is considering the construction of a second plant in Norway.

The secondary processing business will be strengthened through the integration of Morpol, as well as the completion of the on-going restructuring and consolidation of VAP Europe’s site structure from 13 to eight and organic growth initiatives in Asia and America. The Board remains confident   that measures taken will improve operational performance for VAP Europe when fully implemented.

The backward and forward integration is expected to reduce Marine Harvest’s reliance on the volatile nature of the salmon commodity prices. The Board expects to develop these parts of the business organically going forward. Within farming, Marine Harvest will pursue selective acquisitions in Norway and Chile in order to substantially increase the global share of production from the current level of about 21%.

Marine Harvest is continuously monitoring the biological, sanitary and legislative developments within its geographically well-diversified salmon farming portfolio. The Board continues to be concerned about the sea lice situation in Norway and the general biological situation in Chile. Marine Harvest is working actively towards the Government of Norway to avoid changes in the regulatory system which is likely to cause a material adverse biological change for its’ second largest export industry.

Marine Harvest is uniquely positioned among salmon farmers. We are geographically well-diversified and, contrary to most competitors, we are expecting to show strong volume growth in 2014. In 2014 Farming volumes are expected to grow by 22%, to a level of 417 000 tons. This growth in biomass will, together with the investment in the VAP activities and the new feed factory, lead to capital expenditures of approximately NOK 1 700 million during 2014. We expect capital expenditures and working capital investments to be significantly lower in 2015 as the feed plant has been finalised and less capital will be needed to fund growth in biomass .The Board is pleased with the way the Group is currently positioned with a fully integrated business model of sustainably produced, healthy proteins. Based on the future supply-demand balance, we see great opportunities for delivering a solid return to the shareholders in the years to come. Such a return is likely to include an increasingly large component of quarterly cash dividend payments as net debt comes down and capital expenditures normalize.

Marine Harvest has initiated discussions with Norwegian authorities with a view to remove the obstacles currently preventing a direct share listing at NYSE. A direct listing is expected to be a more desirable instrument than the existing ADR programme and should hence stimulate higher liquidity in the US.

Through the recent issuance of a EUR 375 million convertible bond, the Group is financed with a very low interest payable on its debt. The high proportion of unsecured debt in the portfolio provides Marine Harvest with a significant financial flexibility. The target for net interest bearing debt has been determined to NOK 7 500 million for 2014, which corresponds to about NOK 15 per kg harvest volume for Farming. The target is being assessed annually to reflect the scope of the business. The targeted net debt will also reflect the composition of the debt.  Use of convertible debt and other unsecured instruments create more flexibility than traditional bank debt and might increase the net debt targets. Supported by the strong operating results, the recent agreement to divest UK farming assets, a strong forward market and a solid balance sheet, the Board has resolved to propose a first quarter dividend of NOK 5 per share to the AGM. The AGM will be held 22 May. On the back of the strong results so far in the

Q1|2014

quarter, and the current firm price levels, the Board expects to deliver strong results for the second quarter and for 2014. Significant free cash flow is expected to be generated which creates opportunities for continued high distribution to our shareholders.

Q1|2014

OTHER RISKS

Marine Harvest has not identified any additional risk exposure beyond the risks described in note 3 of this report and the 2013 Annual report.

Reference is also made to the Planet section and the Outlook section of this report for other comments to Marine Harvest’s risk exposure.

Oslo 29 April 2014

The Board of Directors of Marine Harvest ASA

Ole-Eirik Lerøy - Chairman of the Board	Leif Frode Onarheim - Deputy Chairman of the Board	Cecilie Fredriksen	Michael Parker
Hege Sjo	Solveig Strand	Tor Olav Trøim	Stein Mathiesen
Geir-Elling Nygård	Turid Lande Solheim		Alf-Helge Aarskog - CEO

Forward looking statements

This report may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may increase,” “may fluctuate,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are Marine Harvest’s current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA’s registration statement on Form 20-F filed in 2014, including the section captioned “Risk Factors,” contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this report are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

Q1|2014
INTERIM FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Unaudited, in NOK million	Note	Q1. 14	Q1. 13	2013
Revenue	4	5 870.8	3 752.2	19 199.4
Cost of materials		-3 014.3	-1 978.4	-9 998.5
Fair value uplift on harvested fish	5	-1 234.1	- 717.1	-4 323.7
Fair value adjustment on biological assets	5	1 026.0	1 360.9	6 118.3
Salaries and personnel expenses		- 769.0	- 582.3	-2 674.3
Other operating expenses		- 768.9	- 523.1	-2 581.9
Depreciation and amortisation		- 225.5	- 169.9	- 762.5
Onerous contracts provision		86.6	- 18.1	- 124.7
Restructuring cost		0.2	0.0	- 272.8
Other non-operational items		0.0	0.0	- 74.4
Income from associated companies		13.8	42.5	221.8
Impairment losses		0.3	1.0	- 65.0
Earnings before financial items (EBIT)		985.9	1 167.8	4 661.8
Interest expenses	8	- 130.6	- 130.3	- 640.2
Net currency effects	8	16.0	- 44.3	- 311.7
Other financial items	8	137.0	9.1	- 252.4
Earnings before tax		1 008.3	1 002.3	3 457.4
Income taxes		- 271.5	- 249.1	-1 026.8
Earnings for the period, continued operations		736.8	753.2	2 430.6
Profit from discontinued operations, net of tax	7	28.9	0.0	91.9
Profit or loss for the period		765.7	753.2	2 522.5

Other comprehensive income
Change in fair value of cash flow hedges		- 90.8	- 0.8	- 44.3
Income tax effect fair value of cash flow hedges		24.0	0.2	13.7
Currency translation differences		- 160.2	121.5	630.4
Currency translation differences non-controlling interests		0.3	1.3	4.9
Items to be reclassified to P&L in subsequent periods:		- 226.7	122.2	604.7
Actuarial gains (losses) on defined benefit plans, net of tax		0.0	0.0	- 23.5
Other gains and losses in comprehensive income		0.0	0.0	0.0
Items not to be reclassified to profit and loss:		0.0	0.0	- 23.5
Other comprehensive income, net of tax		- 226.7	122.2	581.2
Total comprehensive income in the period		539.0	875.4	3 103.7

Profit or loss for the period attributable to
Non-controlling interests		- 3.9	6.5	7.4
Owners of Marine Harvest ASA		769.6	746.7	2 515.1

Comprehensive income for the period attributable to
Non-controlling interests		- 3.6	7.8	12.3
Owners of Marine Harvest ASA		542.6	867.6	3 091.4

Basic and diluted earnings per share (NOK)	10	1.87	1.99	6.66
Dividend declared and paid per share (NOK)		1.20	0.00	2.25

Q1|2014
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited, in NOK million	Note	31.03.2014	31.12.2013	31.03.2013
ASSETS
Licences		6 005.2	6 036.1	5 495.9
Goodwill		2 362.9	2 374.9	2 124.5
Deferred tax assets		189.5	178.8	84.9
Other intangible assets		166.5	188.4	114.6
Property, plant and equipment		6 736.4	6 677.2	4 387.0
Investments in associated companies		872.7	900.4	699.8
Other shares and other non-current assets		125.6	140.9	1 758.6

Total non-current assets		16 458.9	16 496.9	14 665.3

Inventory		1 765.5	1 751.1	761.3
Biological assets	5	9 296.1	9 536.6	6 770.6
Current receivables		3 284.3	4 277.8	2 295.5
Cash		888.3	606.2	413.7

Total current assets		15 234.2	16 171.8	10 241.2

Asset held for sale	7	1 140.8	1 059.1	0.0

Total assets		32 834.0	33 727.7	24 906.5

EQUITY AND LIABILITIES
Equity		16 374.3	16 318.5	12 487.6
Non-controlling interests		24.2	27.8	76.8

Total equity		16 398.6	16 346.3	12 564.4

Deferred taxes liabilities		3 308.9	3 365.0	2 793.2
Non-current interest-bearing debt		8 113.9	7 710.2	6 431.7
Other non-current liabilities		564.9	976.2	448.9

Total non-current liabilities		11 987.8	12 051.3	9 673.8

Current interest-bearing debt		285.4	686.7	296.0
Other current liabilities		3 974.8	4 452.9	2 372.3

Total current liabilities		4 260.2	5 139.6	2 668.3

Liabilites held for sale	7	187.4	190.5	0.0

Total equity and liabilities		32 834.0	33 727.7	24 906.5

Q1|2014
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

2014	Attributable to owners of Marine Harvest ASA
Unaudited, in NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2014	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Comprehensive income
Profit				769.6	769.6	- 3.9	765.7
Other comprehensive income			-196.3	- 30.8	- 227.1	0.3	- 226.8

Transactions with owners
Share based payment			5.8		5.8		5.8
Dividends				-492.4	- 492.4		-492.4

Total equity 31.03.2014	3 077.9	2 954.6	- 274.5	10 616.4	16 374.4	24.2	16 398.6

2013	Attributable to owners of Marine Harvest ASA
NOK million	Share capital	Share premium	Other equity reserves	Retained earnings	Total	Non- controlling interests	Total equity

Equity 01.01.2013	2 811.3	779.0	- 692.8	8 722.2	11 619.7	69.0	11 688.7

Comprehensive income
Profit				2,515.1	2 515.1	7.4	2,522.5
Other comprehensive income			600.4	-24.2	576.2	4.9	581.1

Transactions with owners
Issue of shares	266.6	2,175.6			2 442.2		2,442.2
Share based payment			8.4		8.4		8.4
Dividends				-843.3	- 843.3	-0.4	-843.7
Transactions with treasury shares				0.2	0.2		0.2
Acquisition of non-controlling interests						-74.1	-74.1
Non-controlling interest arising from business combination					0.0	21.0	21.0

Total equity 31.12.2013	3 077.9	2 954.6	- 84.0	10 370.0	16 318.5	27.8	16 346.3

Other equity reserves consists of cash low hegde reserve, share based payment expence and foreign currency transation reserve.

For further information related to share capital, reference is made to note 11.

Q1|2014
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Unaudited, in NOK million	Q1. 14	Q1. 13	2013

Earnings before taxes (EBT)	1 008.3	1 002.3	3 457.4
Interest expense	130.6	130.3	640.2
Currency effects	- 16.0	44.3	311.7
Other financial items	- 137.0	- 9.1	252.4
Net fair value adjustment and onerous contracts	121.5	- 625.7	-1 669.9
Income/loss from associated companies	- 13.8	- 42.5	- 221.8
Depreciation and impairment losses	225.2	168.9	827.5
Change in working capital	- 2.2	- 296.3	-1 748.8
Taxes paid	- 95.7	- 17.1	- 115.5
Restructuring and other non-operational items	- 5.8	0.0	308.1
Other adjustments	- 4.6	- 4.4	- 18.3

Cash flow from operations	1 210.5	350.7	2 023.0

Proceeds from sale of fixed assets	27.3	0.5	66.0
Payments made for purchase of fixed assets	- 402.4	- 411.4	-1 967.6
Proceeds from associates and other investments	10.1	71.6	262.1
Purchase of shares and other investments 2)	- 8.2	- 746.2	- 833.8

Cash flow from investments	- 373.2	-1 085.5	-2 473.3

Proceeds from / downpayment of convertible bond	0.0	0.0	2 670.4
Proceeds from new interest-bearing debt	434.1	1 250.0	4 125.5
Down payment of interest-bearing debt	- 356.7	- 359.0	-5 053.5
Net interest and financial items paid	- 85.8	- 132.7	- 531.3
Realised currency effects	- 30.5	52.9	246.3
Dividend paid to owners of Marine Harvest ASA	- 510.4	0.0	- 825.3
Dividend paid to non-controlling interests	0.0	0.0	- 0.4
Transactions with treasury shares	0.0	0.0	0.2

Cash flow from financing	- 549.3	811.2	631.9

Change in cash in the period	288.0	76.4	181.6

Cash - opening balance 1)	439.1	246.0	246.1
Currency effects on cash - opening balance	- 6.8	1.4	11.4

Cash - closing balance 1)	720.3	323.8	439.1

1) Excluded restricted cash

Q1|2014
SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

Note 1 GENERAL INFORMATION
Marine Harvest (the Group) consists of Marine Harvest ASA and its subsidiaries, including the Group’s interests in associated companies.
This interim report has not been subject to any external audit or review.
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The interim financial statements do not include all of the information and disclosures required by International Financial Reporting Standards (IFRSs) for a complete set of financial statements, and these interim financial statements should be read in conjunction with the annual financial statements. IFRSs as adopted by the EU differ in certain respects from IFRSs as issued by the IASB, but the differences do not impact the Group financial statements for the periods presented.

Note 2 ACCOUNTING PRINCIPLES
All significant accounting principles applied in the consolidated financial statement are described in the Annual Report 2013 (as published on the OSE on 30 April 2014 and as filed publicly with the SEC on 30 April 2014). No new standards have been applied in 2014.
The Group has discontinued hedge accounting of interest rate swaps, as they no longer qualify. The cumulative gain on the hedging instrument that has been recognized in other comprehensive income is reclassified from equity to profit or loss in the quarter, as it is no longer highly probable that the forecasted transactions are expected to occur.

Significant fair value measurements in accordance with IFRS 13:
Biological assets
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.
Biomass beyond this is measured at fair value, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit based on a model and basis for assumptions supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from a corporate level.
The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices.
Derivative financial instruments and other shares
Derivative financial instruments (including interest swaps, currency swaps and salmon derivatives) are valued at fair value on Level 2 of the fair value hierarchy, in which the fair value is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. Other shares are mainly valued on Level 1 of the fair value hierarchy and based on quoted prices on the Oslo Stock Exchange.
Conversion liability component of convertible bond
The conversion liability component is, subsequent to initial recognition, measured at fair value. The measurement is categorized into Level 3 in the fair value hierarchy, as some input is unobservable. The valuations are performed using Black-Scholes valuation model for option valuation, with quoted prices for share value, exchange rate and risk free interest rate, and unobservable input for volatility.

Note 3 ESTIMATES AND RISK EXPOSURE
The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and recognised amounts of assets, liabilities, income and expenses. The most significant estimates relate to the valuation of biological assets and intangible assets. Estimates and underlying assumptions are reviewed on an ongoing basis, and are based on the management’s best assessment at the time of reporting.  All changes in estimates are reflected in the financial statements as they occur.
Marine Harvest is exposed to a number of operational and financial risk factors. The main operational risk factors are the development in the salmon price, biological risk linked to the salmon farming operations, the development in the salmon feed prices and feed utilisation and regulatory risk. Financially, the main risk factors are linked to general fluctuations in interest rates and exchange rates, credit risk and liquidity risk.
All risk factors are described in the 2013 Annual Report.

Note 4 BUSINESS SEGMENTS
For management purposes, Marine Harvest is organised in two business areas, Farming and Sales and Marketing. Farming is a separate reportable segment, while Sales and Marketing is divided in three reportable segments, Market, VAP Europe and Morpol. Fish Feed production will be a separate business segment, but the operational activity has not yet started.
The performance of the segments is monitored to reach the overall objective of maximising the Operational EBIT per kg. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (Operational EBIT/kg).
The same accounting principles as described for the Group financial statements have been applied for the segment reporting. Inter-segment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the actual transactions.

Q1|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 4 BUSINESS SEGMENTS (continued)

BUSINESS AREAS	Farming	Sales and Marketing			Other 1)	Elimina-	TOTAL
NOK million		MH Markets	MH VAP Europe	Morpol		tions

Q1.14
External revenue	103.9	3 717.2	1 114.0	917.4	15.4		5 868.0
Internal revenue	3 656.9	663.0	20.5	116.9	68.4	-4 525.7	0.0
Operational revenue	3 760.9	4 380.2	1 134.6	1 034.2	83.8	-4 525.7	5 868.0
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	2.8	0.0	2.8
Revenue in profit and loss	3 760.9	4 380.2	1 134.6	1 034.2	86.6	-4 525.7	5 870.8
Operational EBITDA	1 262.5	90.4	- 4.3	- 15.1	- 17.8		1 315.8
Operational EBIT	1 089.5	84.9	- 25.3	- 37.9	- 21.0		1 090.3
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	2.8		2.8
Fair value harvested fish	-1 234.1	0.0	0.0	0.0	0.0		-1 234.1
Fair value adjustment on biological assets	1 022.3	0.0	0.0	0.0	3.8		1 026.0
Onerous contracts provision	86.6	0.0	0.0	0.0	0.0		86.6
Restructuring cost	0.0	0.0	0.2	0.0	0.0		0.2
Other non-operational items	0.0	0.0	0.0	0.0	0.0		0.0
Income from associated companies	13.8	0.0	0.0	0.0	0.0		13.8
Impairment losses	0.0	0.0	- 0.2	0.5	0.0		0.3
EBIT	978.1	84.9	- 25.2	- 37.4	- 14.5		985.9

Q1.13
External revenue	72.9	2 750.4	900.1		12.2		3 735.6
Internal revenue	2 551.2	364.1	5.0		- 0.6	-2 919.7	0.0
Operational revenue	2 624.1	3 114.5	905.1		11.6	-2 919.7	3 735.6
Change in unrealised salmon derivatives	0.0	0.0	0.0		16.7	0.0	16.7
Revenue in profit and loss	2 624.1	3 114.5	905.1		28.3	-2 919.7	3 752.2
Operational EBITDA	648.6	49.6	0.2		- 46.6		651.8
Operational EBIT	502.4	46.2	- 17.9		- 48.8		481.9
Change in unrealised salmon derivatives	0.0	0.0	0.0		16.7		16.7
Fair value harvested fish	- 717.1	0.0	0.0		0.0		- 717.1
Fair value adjustment on biological assets	1 361.6	0.0	0.0		- 0.7		1 360.9
Onerous contracts provision	- 18.1	0.0	0.0		0.0		- 18.1
Restructuring cost	0.0	0.0	0.0		0.0		0.0
Other non-operational items	0.0	0.0	0.0		0.0		0.0
Income from associated companies	42.5	0.0	0.0		0.0		42.5
Impairment losses	1.0	0.0	0.0		0.0		1.0
EBIT	1 172.4	46.2	- 17.9		- 32.9		1 167.8

2013
External revenue	500.8	13 130.7	4 280.8	1 264.9	52.4		19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	162.6	-14 639.1	0.0
Operational revenue	12 892.3	15 062.2	4 342.4	1 356.7	215.0	-14 639.1	19 229.6
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 30.2	0.0	- 30.2
Revenue in profit and loss	12 892.3	15 062.2	4 342.4		184.8	-14 639.1	19 199.4
Operational EBITDA	3 623.7	363.0	21.2	97.6	- 130.6		3 974.9
Operational EBIT	3 001.1	346.3	- 57.7	62.6	- 139.9		3 212.4
Change in unrealised salmon derivatives	0.0	0.0	0.0	0.0	- 30.2		- 30.2
Fair value harvested fish	-4 323.7	0.0	0.0	0.0	0.0		-4 323.7
Fair value adjustment on biological assets	6 141.7	0.0	0.0	- 30.8	7.3		6 118.3
Onerous contracts provision	- 124.7	0.0	0.0	0.0	0.0		- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	0.0	0.0		- 272.8
Other non-operational items	- 74.4	0.0	0.0	0.0	0.0		- 74.4
Income from associated companies	221.8	0.0	0.0	0.0	0.0		221.8
Impairment losses	- 6.8	- 9.7	- 40.6	- 7.7	- 0.2		- 65.0

EBIT	4 830.8	303.9	- 334.0	24.1	- 163.0		4 661.8

1) Inclusive MH Fish Feed

Q1|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 5 SPECIFICATIONS OF BIOLOGICAL ASSETS

NOK million	Norway	Scotland	Canada	Chile	Other	TOTAL

Fair value adjustment on biological assets in the statement of comprehensive income
Q1. 2014	614.0	55.7	114.4	202.7	36.5	1 023.3
Q1. 2013	891.7	200.0	178.6	33.6	50.8	1 354.7
2013	4 007.9	999.1	595.1	284.2	218.7	6 105.0

Fair value adjustment on harvested fish in the statement of comprehensive income
Q1. 2014	-915.5	-73.0	-48.1	-147.3	-50.2	-1 234.1
Q1. 2013	-516.7	-125.9	-71.6	23.4	-26.3	- 717.1
2013	-2 898.1	-822.3	-360.3	-123.9	-119.1	-4 323.7

Volumes of biomass in sea (1 000 tons)
31.03.2014						265.2
31.12.2013						270.3

Fair value adjustment on biological assets in the statement of financial position
31.03.2014
Fair value adjustment on biological assets	1 561.7	378.7	273.5	174.0	125.9	2 513.8
Biomass at cost						6 782.3
Total biological assets						9 296.1

31.12.2013
Fair value adjustment on biological assets	1 863.2	398.0	219.0	121.3	141.4	2 742.9
Biomass at cost						6 793.7
Total biological assets						9 536.6

Reconciliation of changes in carrying amount of biological assets
Carrying amount 1.1.2014						9 536.6
Purchases						2 184.5
Change in fair value						1 023.3
Fair value adjustment on harvested biomass						-1 234.1
Mortality for fish in sea						- 16.3
Cost of harvested fish						-2 121.0
Currency translation differences						- 76.9
Total carrying amount of biological assets as of 31.03.2014						9 296.1

Price sensitivities effect on fair value - (salmon only)
The sensitivities are calculated based on a NOK 2 increase of the salmon price in all markets (fish between 1-4 kg is measured proportonately based on their level of completion).
	206.0	44.0	27.7	55.6	16.5	349.9

Note 6 EXCEPTIONAL ITEMS

NOK million

Exceptional items	Q1. 14	YTD Q1. 14
Sea lice mitigation in MH Norway	61.8	61.8
Exceptional mortality in MH Norway	13.1	13.1
Exceptional mortality in MH Chile	1.4	1.4

Exceptional items in operational EBIT	76.3	76.3

The note summarises elements affecting Operational EBIT and Cost of goods sold in the Statement of Comprehensive income that management considers exceptional relative to the underlying operations. The elements for the current quarter is commented on in the chapters for each operating unit.

Q1|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 7 ASSETS HELD FOR SALE

As remedies for the competition approval of the purchase of Morpol, Marine Harvest agreed to divest the farming capacity on the Shetland (11 000 tonnes) and Orkney Islands (7 000 tonnes). Furthermore, the company has agreed to divest freshwater capacity and primary processing plants in the same areas. These assets and related liabilities are classified as “Assets / liabilities held for sale” in the consolidated financial position.

On March 27, 2014 Marine Harvest announced an agreement to divest these assets at an agreed enterprise value of GBP 122.5 million. The agreement is subject to approval from the EU Commission, and the gain from the divestment will be recognized when the transaction is completed.

Note 8 FINANCIAL ITEMS

NOK million	Note
		Q1. 14	Q1. 13	2013

Interest expense		-130.6	-130.3	-640.2

Currency effects on interest-bearing debt		47.9	-49.5	-528.5
Currency effects bank, trade receivables and trade payables		-21.3	-18.6	105.7
Gain/loss on short-term transaction hedges		-0.3	-4.4	46.6
Realised gain/loss on long-term cash flow hedges		-10.3	28.2	64.5
Net currency effects		16.0	-44.3	-311.7

Interest income		8.4	2.1	25.0
Gain/loss on salmon derivatives		0.2	1.4	3.9
Change in fair value of financial instruments		42.4	39.1	46.3
Change in fair value conversion liability components	9	110.5	-34.6	-516.1
Change in fair value other shares		-20.2	2.2	60.8
Dividends and gain/loss on sale of other shares		0.1	0.0	134.9
Net other financial items		-4.4	-1.2	-7.1
Other financial items		137.0	9.1	-252.4
Total financial items		22.3	-165.5	-1,204.4

Note 9 CONVERTIBLE BONDS

NOK million
	Statement of financial position		Statement of comprehensive income
	Non-current interest- bearing debt	Conversion liability component	Interest expenses	Net currency effects	Other financial items

Initial recognition
EUR 350 mill bond	2 267.1	378.0

Subsequent measurement
Recognized 2013
Interest and currency effects	270.8		- 92.7	- 222.0
Change in fair value of conversion liability component		182.9			- 182.9
			- 92.7	- 222.0	- 182.9

Recognized 2014
Coupon interest			- 16.8
Amortized interest	19.7		- 19.7
Currency effects	- 37.4			37.4
Change in fair value of conversion liability components		- 110.5			110.5
Net recognized end of period 2014	2 520.2	450.4	- 221.9	- 406.6	- 255.3

Sensitivity analyses conversion liability component:
	NOK million
A 10% increase in share price	135.7
A 10% increase in exchange rate EUR/NOK	- 75.4
A 0.50% point increase in risk free interest rate	17.1

The carrying amount of the debt liaibility component of the convertible bond is classified as non-current interest-bearing debt, and the conversion liability component is classified as other non-current interest-free liabilities in the statement of financial position. All profit and loss elements related to the convertible bonds, are included in the specification of financial items in note 8.

Note 10 EARNINGS PER SHARE

Basic Earnings per share (EPS) is calculated on the weighted average number of shares outstanding during the period.
Convertible bonds that are “in the money” are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS. The adjustments to earnings are interest expenses, currency gains/losses and changes in fair value of equity conversion option, adjusted for estimated taxes.
The equity conversion option on the 2013 convertible bond was not "in the money" at the end of the reporting period, and a dilution effect has not calculated.

Average diluted number of shares is affected by the share price bonus call options to senior executives.

Q1|2014
NOTES TO INTERIM FINANCIAL STATEMENTS

Note 11 SHARE CAPITAL
	No of shares	NOK million	Share capital	Share premium
Share Capital
Issued at the beginning of 2014	410 377 759		3 077.9	2 954.6

Share capital end of period	410 377 759		3 077.9	2 954.6

				Cost
Treasury Shares
Treasury shares at the beginning of 2014	410			2.8

Treasury shares end of period	410			2.8

Note 12 SHAREHOLDERS

Overview of the major shareholders at 31.03.2014
Name of shareholder	No. of shares	%
Geveran Trading Co Ltd	108,701,732	26.49%
Folketrygdfondet	37,059,866	9.03%
Clearstream Banking S.A.	11,099,112	2.70%
State Street Bank & Trust Co.	8,371,001	2.04%
DNB NOR Bank ASA	8,233,835	2.01%
State Street Bank and Trust Co	6,078,309	1.48%
State Street Bank and Trust Co.	5,843,784	1.42%
Geveran Trading Co Ltd	5,444,072	1.33%
Skandinaviska Enskilda Banken AB	4,740,539	1.16%
Verdipapirfondet DNB Norge (IV)	4,223,642	1.03%
Verdipapirfondet DNB Norge Selektiv	4,089,928	1.00%
The Northern Trust Co.	3,659,634	0.89%
Varma Mutual Pension Insurance	3,490,000	0.85%
JP Morgan Chase Bank, NA	3,306,820	0.81%
The Bank of New York Mellon SA/NVT	3,196,387	0.78%
JP Morgan Chase Bank, N.A	3,181,101	0.78%
Danske Invest Norske Instit. II.	3,128,947	0.76%
Statoil Pensjon	2,883,678	0.70%
Euroclear Bank S.A./N.V. ('BA')	2,865,717	0.70%
J.P. Morgan Chase Bank N.A. London	2,682,217	0.65%

Total 20 largest shareholders	232 280 321	56.60%
Total other	178 097 438	43.40%

Total number of shares 31.03. 2014	410 377 759	100.00%

Geveran Trading Co Ltd, which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements relating to 70 million shares in Marine Harvest ASA. The new expiration of the TRS agreements is August 20th 2014. The exercise price on the agreements is NOK 7.8267 per share.

Note 14 SHARE PRICE DEVELOPMENT

Share price development at Oslo Stock Exchange (ticker MHG)